Mail Stop 3561

July 26, 2005

Mr. Miguel Nunez Sfeir
Chief Financial Officer
Distribution and Service D&S Inc.
Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile

      Re:	Form 20-F for the Year Ended December 31, 2004
		Filed July 15, 2005
      File No. 0-14702

Dear Mr. Sfeir:

		We have reviewed your filing and have the following comments. We have limited our review to revisions of your financial statements and related disclosures set forth in your response filed on June 16, 2005 to our comment letter dated May 19, 2005 and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects, page 43
Results of Operations, page 53

1. In your discussion of income taxes on pages 56 and 59, you disclose that income taxes in 2004 decreased consistent with the decrease in income before taxes and that your effective tax rate remained relatively constant between 2002 and 2003. However, we note that your effective tax rate in 2003 was 28.3% as compared to
16.4%
in 2002 and 17% in 2004. Please tell us why your effective tax rate increased in 2003. In future filings, please disclose the reasons for significant changes in your effective tax rate.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7
Note 26.  Differences Between Chilean and United States Generally
Accepted Accounting Principles, page F-46
c.  Additional Disclosure Requirements, page F-56
c.3.  Income taxes, page F-57

2. Please tell us why pretax U.S. GAAP income less tax expense reflected in the table on page F-59 for 2002 does not agree to net income, as restated, reflected in the table in Note a.12 on page
F-
52.

Item 19.  Exhibits, page 102
Exhibits 12.1 and 12.2

3. You are required to file the certifications required by Rule
13-a-
14(a) or Rule 15d-14(a) exactly as set forth in Form 20-F. In future filing please revise the certifications to comply with Form 20-F.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bill Thompson (Staff Accountant) at (202)
551-
3344 or the undersigned at (202) 551-3841 if you have any questions regarding these comments.

							Sincerely,



								Michael Moran
								Accounting Branch Chief



cc (via Fax):	S. Todd Crider, Esq.
      Simpson Thacher & Bartlett
		(212) 455-2502
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Miguel Nunez Sfeir
Distribution and Service D&S Inc.
July 26, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE